EXHIBIT 1

July 8, 2004

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX:  ERF.un

NYSE:  ERF

ENERPLUS ANNOUNCES DIRECTOR AND EXECUTIVE APPOINTMENTS

Enerplus Resources Fund (“Enerplus”) is pleased to announce the appointment of Mr. Edwin Dodge and Mr. Glen D. Roane to the Board of Directors. Mr. Dodge will also sit as a member of the Compensation and Human Resources Committee, as well as the Corporate Governance, Nominating and Environment, Health and Safety Committee of the Board.  Mr. Roane will also sit as a member of the Reserves Committee, as well as the Audit and Risk Management Committee of the Board.

In addition, Mr. Gordon J. Kerr, President and Chief Executive Officer of Enerplus, is pleased to announce the promotion of Ian C. Dundas to the position of Senior Vice President, Business Development.

Mr. Dodge is recently retired following a 35-year career with Canadian Pacific Railway.  Mr. Dodge held the position as the railway’s COO from 2001 until his March 2004 retirement.  Prior to 2001, his various duties included Executive VP of Operations for Canada and the US, as well as CEO of the SOO Line railroad based in Minneapolis, Minnesota.  Mr. Dodge holds a Civil Engineering degree from McGill University and an MBA from the University of Western Ontario.

Mr. Roane is an independent businessman and corporate director. He spent almost 20 years in the Canadian financial services industry with the Toronto Dominion Bank, Burns Fry Limited and Lancaster Financial Inc. in increasingly senior roles in corporate banking, investment banking and the management of investments in marketable securities.  Mr. Roane presently serves as a director of a number of Canadian public and private companies in the energy sector.

Mr. Dundas will continue to lead a group responsible for identifying and pursuing acquisition opportunities and new business development.  In addition, Mr. Dundas will have an increased role in planning the strategic direction of the organization.  Prior to this promotion, Mr. Dundas was Vice-President and Director, Business Development at Enerplus.  Prior to joining Enerplus, Mr. Dundas was Vice-President, Merchant Capital with El Paso Merchant Energy Canada Inc. where he led a team which managed a portfolio of oil and gas investments and pursued other energy related merchant business opportunities.  Mr. Dundas holds a Bachelor of Commerce (Distinction) degree from the University of Calgary and a Bachelor of Laws (Distinction) degree from the University of Alberta. He was admitted to the Alberta Bar in 1995.

Mr. Kerr congratulates Mr. Dundas on his new position and welcomes the new members of the board of directors.  For further information, please contact Eric Tremblay, Senior Vice President, Capital Markets or the Investor Relations Department at 1-800-319-6462.